UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Osteologix, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

68858P104

(CUSIP Number)

Jeremy Curnock Cook

243 Knightsbridge, London SW7 1DN

44(0) 20 7225 4400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 23, 2006

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68858P104

1.	Names of Reporting Persons BML Healthcare I, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,950,857

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,950,857

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,950,857

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ TM

13.	Percent of Class Represented by Amount in Row (11) 7.8%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 68858P104

1.	Names of Reporting Persons BML General Partner Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,950,857

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,950,857

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,950,857

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ TM

13.	Percent of Class Represented by Amount in Row (11) 7.8%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 68858P104

1.	Names of Reporting Persons Bioscience Managers Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,950,857

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,950,857

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,950,857

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ TM

13.	Percent of Class Represented by Amount in Row (11) 7.8%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 68858P104

1.	Names of Reporting Persons Mr. Jeremy Curnock Cook

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,950,857

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,950,857

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,950,857

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ TM

13.	Percent of Class Represented by Amount in Row (11) 7.8%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 68858P104

Item 1.	Security and Issuer

This Schedule 13D relates to shares of Common Stock of Osteologix, Inc., a Delaware corporation (“Osteologix”). Osteologix’s principal executive offices are located at 425 Market Street, Suite 2230, San Francisco, CA 94105.

Item 2.	Identity and Background

BML Healthcare I, L.P., (“BML Healthcare”) is a limited partnership organized in the State of Delaware. BML Healthcare’s principal business consists of investing in developing biotech companies. BML Healthcare’s principal office is located at 243 Knightsbridge, London SW7 1DN, United Kingdom. During the last five years, BML Healthcare has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The general partner of BML Healthcare is BML General Partner Limited, a private company limited by share capital and organized in England. BML General Partner Limited’s principal business consists of corporate and investment advisory services. BML General Partner Limited’s principal office is located at 243 Knightsbridge, London SW7 1DN, United Kingdom. During the last five years, BML General Partner Limited has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Bioscience Managers Limited, a private company limited by share capital and organized in England, has a management contract with BML General Partner Limited to manage BML Healthcare. Bioscience Managers Limited’s principal business consists of corporate, international finance and management services. Bioscience Managers Limited’s principal office is located at 243 Knightsbridge, London SW7 1DN, United Kingdom. During the last five years, Bioscience managers Limited has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Jeremy Curnock Cook is the Executive Chairman of Bioscience Managers Limited and a director of Osteologix. Mr. Cook’s business address is 243 Knightsbridge, London SW7 1DN, United Kingdom. During the last five years, Mr. Cook has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Cook is a citizen of the United Kingdom,

Item 3.	Source and Amount of Funds or Other Consideration

On May 23, 2006, BML Healthcare invested US$2,500,000 in Osteologix, Inc. and in return received 1,914,000 shares of common stock of Osteologix, Inc.

Jeremy Curnock Cook, as consideration for being on the board of directors of Osteologix, Inc., has acquired 22,899 shares of common stock of Osteologix, Inc. Jeremy Curnock Cook has, or will have within the next sixty (60) days, the right to acquire 13,958 Shares of Osteologix. Shares of Osteologix acquired by Mr. Cook are held in his name as nominee for BML Healthcare pursuant to an Assignment and Nominee Owner Agreement.

CUSIP No. 68858P104

Item 4.	Purpose of Transaction

The purpose of the transactions described in Item 3 was for BML Healthcare to acquire the shares of Common Stock of Osteologix for investment. BML Healthcare does not have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of Osteologix (other than those shares of stock already under grant to Mr. Cook but unexercised); (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Osteologix or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of Osteologix or of any of its subsidiaries; (d) any change in the present board of directors or management of Osteologix, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of Osteologix; (f) any other material change in Osteologix’s business or corporate structure; (g) changes in the Osteologix’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person; (h) causing a class of securities of Osteologix to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of Osteologix becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or (j) any similar action to those enumerated above.

Item 5.	Interest in Securities of the Issuer

For purposes of Rule 13d-3, BML Healthcare is the beneficial owner of 1,950,857 shares of Common Stock. Such shares represent approximately 7.8% of Osteologix’s Common Stock based upon approximately 25,011,898 shares of Osteologix Common Stock outstanding as of March 31, 2008. Of the shares it beneficially owns, BML Healthcare has sole voting and power of disposition over 1,950,857 shares, and shared voting and power of disposition over 0 shares. As the general partner of BML Healthcare, BML General Partner Limited may be deemed to beneficially own 1,950,857 shares of Common Stock representing approximately 7.8% of Osteologix’s outstanding Common Stock and shared voting and power of disposition over 0 shares. Pursuant to the contract with BML Healthcare, Bioscience Managers Limited may be deemed to beneficially own and have sole voting and power of disposition over 1,950,857 shares of Common Stock representing approximately 7.8% of Osteologix’s outstanding Common Stock and shared voting and power of disposition over 0 shares.

For purposes of Rule 13d-3, Mr. Cook is the beneficial owner of 1,950,857 shares of Common Stock. Such shares represent approximately 7.8% of Osteologix’s Common Stock based upon approximately 25,011,898 shares of Osteologix Common Stock outstanding as of March 31, 2008. Of the shares he beneficially owns, Mr. Cook has sole voting and power of disposition over 1,950,857 shares, and shared voting and power of disposition over 0 shares.

Except as described above, the filers have not engaged in any other transactions with respect to these shares in the past sixty days. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities described above.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The response to Item 4 is incorporated herein by reference.

Item 7.	Material to be filed as Exhibits
Exhibit 99.1	Joint Filing Agreement

Exhibit 99.2.	Nominee and Assignment Agreement by and among BML Healthcare, Bioscience Managers Limited and Jeremy Curnock Cook.

CUSIP No. 68858P104

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: April 23, 2008	BML HEALTHCARE I, L.P.

	By:	/s/ Michael Forer
[Director, BML General Partner Limited on behalf of BML Healthcare I, L.P.]

Date: April 23, 2008	BML GENERAL PARTNER LIMITED

	By:	/s/ Michael Forer
[Director]

Date: April 23, 2008	BIOSCIENCE MANAGERS LIMITED

	By:	/s/ Michael Forer
[Managing Director]

Date: April 23, 2008	Jeremy Curnock Cook

	By:	/s/ Jeremy Curnock Cook
Jeremy Curnock Cook